TIRO

A better testing tool for teachers. Deeper learning for students.

🟦 PITCH VIDEO ⬜ INVESTOR PANEL



tiro.org   New York NY

| Technology | Software | Main Street | Social Impact | Analytics |



tiro.org   New York NY

| Technology | Software | Main Street | Social Impact | Analytics |

Highlights

1   🏚 With the largest school districts going fully remote, Tiro keeps things personal

2   🪙 Innovative and proprietary code to build a research-driven, teacher-made tool

3   💯 Tiro gives teachers the right data to provide deeper descriptions of students' abilities and needs

4   🏫 We have 25+ years of teaching experience in private & public schools, K-12 & college

4   🏫 We have 25+ years of teaching experience in private & public schools, K-12 & college

5   💰 The edtech market is rapidly growing - there's worldwide demand for tools like Tiro

6   🧑 You believe kids deserve to own their learning, build confidence and get personalized feedback

7   😊 You're thankful for your favorite teacher and you want to help thousands more around the world

Our Team



Elliott Goodman   Co-founder

Lead teacher in Los Angeles Unified. EdM in Assessment from Teachers College at Columbia University. Double-major in Linguistics and Classics at the University of Chicago. Fulbright Grantee,

 Outstanding Teacher Intern at CSUN, proud dog dad.

Students need personal feedback to achieve their maximum potential. As educators, we know first-hand that teachers just don't have enough time to give every student high-quality feedback. So we created Tiro, a web-based classroom tool that allows teachers to design tests and analyze their students' strengths and weaknesses in new ways.



Brian A. Carroll Co-founder

Doctoral candidate in Assessment & Measurement at Teachers College Columbia U, EdM in same. Published multiple papers and presented at ETS' ECOLT conference. Ed Tech Fellow and Assessment Research Fellow at Columbia, Assessment Justice Activist.

We want every teacher to save time grading and analyzing their assessments. We want every student to receive personalized, empowering feedback.

Hi! We're Elliott and Brian, teachers and graduates from Columbia University's Teachers College. One day we started chatting about our different experiences as educators and the fundamental problems we face everyday as teachers. The more we chatted, the more we realized that teachers don't have the time or resources to do one of the most fundamental parts of teaching - give their students individualized feedback. We heard it from our colleagues too:

- **8 out of 10 teachers surveyed want to identify strengths and areas of growth for each student, but don't have the time.**

- **7 out of 10 teachers surveyed want to edit and improve their tests, but don't have the time.**

- **One science teacher in Los Angeles told us, "I wish I could give each kid individual feedback, but I have to start planning to teach the next standard."**

- **And an English teacher in New York City didn't mince her words: "The A-F scale is meaningless and arbitrary."**



Elliott teaching middle school

Our experience and dedication to excellence in education motivated us to create a web-based classroom testing tool, which we call **Tiro**.

Tiro makes it possible for teachers to see assessment results in real time, provide each student with individualized feedback, and gain detailed insight into the learning strengths and weaknesses of their class -- all while saving teachers valuable time.


Brian teaching an adult class

What's the problem?

Giving feedback is arguably the most important activity that teachers can do to help students learn. But most teachers are forced to prioritize lesson planning, so they don't have the time and resources to regularly create this valuable feedback for each student. When feedback is immediate, targeted, and actionable, it helps students achieve their maximum potential.

Teachers have to make a big decision everyday - do I spend my time preparing quality lessons or giving each student individualized feedback? Tiro makes it possible to do both.

What is Tiro?

Tiro is a web-based classroom testing tool that makes it possible for teachers to create tests online and quickly analyze assessment results. The data created by Tiro allow teachers to gain detailed insight into the learning strengths and weaknesses of each student. Using this information, they are able to group students by skill level, pivot their lessons to target class-wide needs, and give individualized attention to specific students in the areas where they are most struggling.

Who We Are


Brian Carroll
Co-Founder


Elliott Goodman
Co-Founder


Greg Thompson
Full Stack Engineer


Lihan Yao
Machine Learning


Tollevin Williams
Product Designer


Yuki Falcon
Full Stack Engineer

How does Tiro work?

Step 1: A teacher creates an online assessment in Tiro.
We've done hours of interviews with teachers to understand how a variety of educators design their tests. The Tiro test creation tool is custom built to suit their needs.

Step 2: Students take the test using Tiro's web-based program.
Tiro tests are built with an elegant, minimalist design to help students focus. Teachers can embed videos and pictures and will even be able to use special design features for students with disabilities.

Step 3: Test results and analytics are created in real time, answering the question: "What do I need to teach tomorrow?"
Teachers are able to adjust the learning objective for the next day to address the needs of their students.

Step 4: Students receive individual feedback on their progress based on Tiro assessment results and in-classroom lessons that are targeted towards their individual needs.
Instead of a test covered in red ink, students receive a feedback report describing what they did well and what they need to improve.

It's that simple!

What teachers are saying about Tiro:

We have tested out early versions of Tiro with a variety of teachers. Their feedback validated everything we've thought.

- One science teacher in New Jersey saw exactly what her students could and couldn't do well.
  "So they get moon phases, but, boy, do I need to review the life cycle of a star!"

- One language teacher in Maryland saw her students grouped in new ways and connected their performance to things happening in their personal lives.
  "Maddy is in the lower group?! Oh, I need to check in and see how she's doing...."

Tiro Needs You

We know teachers want Tiro's data - especially faced with remote instruction because of COVID-19. Now we need to build out Tiro's front-end and back-end functionality so that more teachers can use it. That's where you come in.

Our goal is to raise $250,000. This amount would keep us funded through 2021, meaning we could focus on the work and not have to constantly worry about fundraising. Our base product is ready for schools in August but we need to be able to quickly iterate and improve Tiro in line with teachers', students', and administrators' feedback. That would set us up to market for enterprise sales in the spring of 2021.

If we raise $250,000, here's how the money we raise will be spent:

- 79.5% - front-end and back-end development and design for student-facing product and features that can be monetized

- 7.5% - Wefunder fees

- 5% - accounting & business development

- 5% - legal services for patents and trademarks

- 2% - marketing

- 1% - web hosting costs and fees

At a minimum, we need to raise $50,000 to get to the next steps on our product roadmap. Investing as little as $100 can make a big difference. That money would go directly to building beautiful tools for teachers, employing web developers, paying the cost of hosting the data online, funding a rich marketing campaign to

get the word out, and paying Wefunder's commission.

Revenue Structure:

We plan to be revenue-generating within 24 months and revenue-positive within 36. Our base product -- using Tiro to make, deploy, and analyze assessments -- will always be free to the individual teacher. Advanced features, such as video data storage of student presentations or student log-ins and student-facing dashboards, will be monetized to generate revenue from schools and school districts.

Revenue Structure

Feature / User	Tiro Web Access	Professional Development Trainings	Consulting & Product Support	Advanced Statistics (Rasch, Factor)
Teacher	free	free	free	$5,000 / analysis
School	$10 / student	$100 / teacher	$1,000 / day	$5,000 / analysis
District	$10 / student	$150 / teacher	$2,000 / day	$10,000 / analysis
Higher Education	$30 / student	$200 / teacher	$3,000 / day	$10,000 / analysis

Facts and Statistics:

The market shows that there is a real need for Tiro.

- One of the top five most needed ed-tech innovations is web-based platforms that assist and support teachers in designing assessments, according to the US Dept. of Education (DOE).

- The education technology market is currently one of the fastest growing markets around the globe.

    - From 2014-2019, the US education technology market showed an average compound annual growth rate of nearly 9%, and is expected to increase over the next five years.

    - In 2018, the global education technology market was valued at $152 billion, and is projected to grow to $342 billion by 2025.

- Currently, the National Center for Education Statistics (NCES) estimates there are 50,000,000 K-12 students in the US, with school districts spending anywhere from $6,000- $25,000 per student annually.

- Additionally, NCES estimates there are nearly 16,800,000 post-secondary students in the US, with higher-ed institutions spending on average nearly $44,000 per student.

Downloads

Tiro Pitch Deck.pdf

Tiro Business Summary.pdf